

Mail Stop 3030

March 8, 2010

Via U.S. Mail

Mr. Jay Gottlieb
President
Spatializer Audio Laboratories, Inc.
410 Park Avenue, 15th Floor
New York, NY   10022

      RE: **Spatializer Audio Laboratories, Inc.**
                Item 4.01 Form 8-K
                Filed December 30, 2009
                File No. 0-26460

Dear Mr. Gottlieb:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief